Exhibit 12.2

KIMCO REALTY CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

For the nine months ended September 30, 2018

(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$332,409

Add:
Interest on indebtedness (excluding capitalized interest)	140,194
Amortization of debt premiums, discounts and capitalized expenses	(2,088)
Amortization of capitalized interest	4,165
Portion of rents representative of the interest factor	5,423
480,103

Distributed income from equity investees	80,900

Pretax earnings from continuing operations, as adjusted	$561,003

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$140,194
Capitalized interest	13,319
Preferred dividend factor	43,762
Amortization of debt premiums, discounts and capitalized expenses	(2,088)
Portion of rents representative of the interest factor	5,423

Combined fixed charges and preferred stock dividends	$200,610

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.8